Watkins Financial Services, Inc.
Notes to the Financial Statements
December 31, 2020

1. **Nature of Operations**

   Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

2. **Summary of Significant Accounting Policies**

   The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

   Basis of presentation

   The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

   Revenue and cost recognition

   The Company recognizes revenue according to ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (e) recognize revenue when the entity satisfies a performance obligation.

   Revenues are recognized as follows:

   - *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   - *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2.   **Summary of Significant Accounting Policies (Continued)**

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore, these statements will not include any provision for corporate income tax.

The Company's Forms 1120S, *U.S. Income Tax Return for an S Corporation*, for the years ending December 31, 2020, December 31, 2019, December 31, 2018, and December 31, 2017 are subject to examination by the IRS and state tax agencies, generally for three years after they are filed. Generally accepted accounting principles require tax effects from an uncertain tax position to be recognized in the financial statement only if the position is more likely than not to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the more likely than not threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded. Management has evaluated the tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables from customers

The Company's accounts receivable are generally short-term in nature; thus, the Company does not accrue finance or interest charges. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Management has evaluated the accounts and believes they are all collectible at December 31, 2020. No allowance for uncollectible accounts has been provided.

2.   **Summary of Significant Accounting Policies (Continued)**

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was $0 for the year ended December 31, 2020.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2020.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2020.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2020, the Company did not have any amount in excess of the FDIC coverage.

Recent accounting pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on our present or future financial statements.

3.   **Related Party Transactions**

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $305,650, or 84% of its revenue, from these individuals and entities for the year ended December 31, 2020.

4.   **Reserve Requirements**

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

5. **Clearing Arrangements**

The Company has a clearing agreement with StoneX Group, Inc. to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit at the clearing institution. At December 31, 2020, the Company maintains a clearing deposit at StoneX Group, Inc. amounting to $10,000. At December 31, 2020, the Company had commission receivables of $24,700 from StoneX Group, Inc.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2020, the Company had net capital of $34,911, which was $29,911 in excess of its required net capital of $5,000.

7. **Subsequent Events**

The Company has evaluated subsequent events through March 9, 2020, the date which the financial statements were available to be issued. From their review, management has determined that there were no recognizable or unrecognizable subsequent events that are not properly disclosed.

8.   **Contingencies**

In March 2020, the Coronavirus Disease 2019 ("COVID-19") was declared a pandemic by the World Health Organization. The COVID-19 pandemic has lead to critical actions taken by the Federal government, State governments, and local governments to reduce the spread. Some of these actions included the suspension of business activities, requesting people to remain home, and other actions intended to help slow the declared pandemic. These actions have resulted in a widespread contraction of the world and local economy as business activities have been severely disrupted. Management has evaluated the financial resources available for operations for at least the twelve-month period after the issuance of this audit. Based on projected cash flows and other resources, the management of the Company is comfortable that it will be able to continue operations. However, as the actions of Federal, State, and local authorities in response to COVID-19 are still ongoing, the full effects of this declared pandemic on the Company's ability to maintain operations is not fully able to be determined at this time.